FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

 1. Name of company

    HSBC Holdings plc

    2) Name of director

    W F Aldinger

    3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

    In respect of the Director

    4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Abacus Corporate Trustees Limited 960,662

    BNY (Nominees)Limited 1,378,974

    James Capel Nominees Limited (technical interest) 12,529,114*

    * Following the acquisition of Household International, Inc. ("Household")
    by HSBC Holdings plc, outstanding options over Household shares granted (for nil consideration) have been converted into options to acquire HSBC Holdings plc ordinary shares of US$0.50 each ("HSBC shares"). The HSBC (Household)
    Employee Benefit Trust 2003 ("the Trust"), has acquired HSBC shares which may be used to satisfy the exercise of these options. As a potential beneficiary of the Trust, W F Aldinger has a technical interest in all of the shares held by the Trust.

    5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

    6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

    Exercise of options and sale of shares

    7) Number of shares/amount of stock acquired

    1,506,025

    8) Percentage of issued class

    de minimis

    9) Number of shares/amount of stock disposed

    1,481,025

    10) Percentage of issued class

    de minimis

    11) Class of security

    Ordinary Shares of US$0.50 each

    12) Price per share

    Exercise 535,000 at US$4.74 per share

    Exercise 971,025 at US$5.09 per share

    Sale 1,481,025 at US$15.28 (£8.66) per share

    13) Date of transaction

    19 December 2003

    14) Date company informed

    19 December 2003

    15) Total holding following this notification

    14,868,750

    16) Total percentage holding of issued class following this notification de minimis

    If a director has been granted options by the company please complete the following boxes

    17) Date of grant

    18) Period during which or date on which exercisable

    19) Total amount paid (if any) for grant of the option

    20) Description of shares or debentures involved: class, number

    21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

    22) Total number of shares or debentures over which options held following this notification

    23) Any additional information

    24) Name of contact and telephone number for queries

    Robert Musgrove, Assistant Secretary 020 7992 1504

    25) Name and signature of authorised company official responsible for making this notification

    As in 24) above

    Date of Notification 22 December 2003

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 22, 2003